Exhibit 99.1

RiverStone Management Limited Selects Sapiens Reinsurance for its UK Operation

Sapiens Reinsurance solution to replace the legacy broker’s ledger for both inwards and outwards reinsurance business

Holon, Israel – January 11, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the financial services sector, today announced that RiverStone Management Limited (RiverStone), a UK-based company that is part of the RiverStone Europe Group, has selected Sapiens Reinsurance.

The RiverStone Europe group is the European operation of the RiverStone Group, a U.S.-based group of insurance, reinsurance and service companies specializing in the management of legacy and run-off insurance business portfolios and an industry leader in claim resolution, reinsurance recovery and dispute resolution.

The Sapiens solution will replace RiverStone’s existing broker’s ledger for reinsurance business.

The maturity and flexibility of the Sapiens Reinsurance product offering were key to RiverStone’s decision. RiverStone also cited Sapiens’ ongoing, successful relationship with the RiverStone U.S. entity as a contributing factor to the selection of Sapiens.

“Our familiarity with Sapiens and its proven capabilities helped ease the decision-making process,” said Alan Dennison, head of systems operations and development, RiverStone. “One of the standout features of Sapiens Reinsurance is the ability to tailor the solution to support specific business needs. We expect to improve our operational effectiveness and efficiency, which will translate to significant cost savings.”

“Implementing the required components to support all accounting needs of both inwards and outwards reinsurance business emphasizes the modular nature and advanced architecture of Sapiens Reinsurance. This approach will enable the smooth deployment of additional functional reinsurance components, as dictated by RiverStone’s evolving business needs,” said Raj Ghuman, vice president of sales and operations, Sapiens Reinsurance. “Sapiens continues to expand our footprint in the UK, an area of strategic importance for the company.”

Sapiens Reinsurance is a comprehensive business and accounting solution designed to support the entire range of reinsurance contracts and activities for all lines of business. This state-of-the-art software product enables carriers to handle all reinsurance activities on a single platform. By incorporating fully automated functions adapted conveniently for your business procedures, Sapiens Reinsurance provides flexible and full financial control of your reinsurance processes, including full support for all auditing requirements and statutory compliance.

About The RiverStone Europe Group

The RiverStone Europe group comprises RiverStone Holdings Limited and its subsidiaries, including RiverStone Management Limited, RiverStone Insurance (UK) Limited, RiverStone Insurance Limited and RiverStone Managing Agency Limited. The group manages approximately $1.3 billion in gross liabilities through its offices in Brighton, London and Darlington and has assets of $2 billion and surplus of over $700 million (amounts at June 2015).

The RiverStone Europe group manages a variety of Lloyd’s, London market and European portfolios and is experienced in the management of both reinsurance and direct business, including significant long-tail exposures. For more information: https://www.rsml.co.uk/

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 170 financial services organizations. The Sapiens team of over 1,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com